SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 11-K


(Mark One)

( X ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
         For the fiscal year ended December 31, 1996 or
                                   -----------------


(  )     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)
         For the transition period from ____ to ____


Commission File Number 0-16109








                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN











                         ADVANCED POLYMER SYSTEMS, INC.
                                3696 Haven Avenue
                         Redwood City, California 94063
                            Telephone: (415) 366-2626

Financial Statement and Exhibits

                                                   ADVANCED POLYMER SYSTEMS, INC.
                                                SALARY REDUCTION PROFIT SHARING PLAN

                                                  STATEMENT OF FINANCIAL CONDITION
                                                        at December 31, 1996
                              Nationwide    Nationwide                                Nationwide       Warburg
                                American          Bond     Templeton      Fidelity     Twentieth        Pincus
                                Balanced       Fund of       Foreign      Magellan       Century      Emerging
                                    Fund       America          Fund          Fund        Growth        Growth
                              ----------    ----------    ----------    ----------    ----------    ----------
ASSETS:

Cash account                  $        0    $        0    $        0    $        0    $        0    $        0
Investments, at market           393,452       182,926             0       241,543       617,549             0
Participant loans                      0             0             0             0             0             0
Contributions receivable           4,066         1,721         1,832         5,118        5 ,930         1,205
                              ----------    ----------    ----------    ----------    ----------    ----------


TOTAL ASSETS                  $  397,518    $  184,647    $    1,832    $  246,661    $  623,479    $    1,205
                              ==========    ==========    ==========    ==========    ==========    ==========

LIABILITIES:

Distribution payable          $        0    $        0    $        0    $        0    $        0    $        0
                              ----------    ----------    ----------    ----------    ----------    ----------

TOTAL LIABILITIES                      0             0             0             0             0             0

PLAN EQUITY:

Salary reduction accounts        332,016       154,357             0       195,405       522,137             0
Employer matching accounts        65,502        30,290         1,832        51,256       101,342         1,205
                              ----------    ----------    ----------    ----------    ----------    ----------


    TOTAL EQUITY                 397,518       184,647         1,832       246,661       623,479         1,205

TOTAL LIABILITIES
    AND EQUITY                $  397,518    $  184,647    $    1,832    $  246,661    $  623,479    $    1,205
                              ==========    ==========    ==========    ==========    ==========    ==========

                            Nationwide
                              Guaranty           APS                       Total
                           and Savings        Common   Participant           All
                                  Fund         Stock         Loans         Funds
                            ----------    ----------    ----------    ----------

ASSETS:

Cash account                $    5,887    $        0    $        0    $    5,887
Investments, at market         390,911        67,489             0     1,893,870
Participant loans                    0             0        11,128        11,128
Contributions receivable         3,787         1,378             0        25,037
                            ----------    ----------    ----------    ----------


TOTAL ASSETS                $  400,585    $   68,867    $   11,128    $1,935,922
                            ==========    ==========    ==========    ==========

LIABILITIES:

Distribution payable        $        0    $        0    $        0    $        0
                            ----------    ----------    ----------    ----------

TOTAL LIABILITIES                    0             0             0             0

PLAN EQUITY:

Salary reduction accounts      323,798        55,454        11,128     1,594,295
Employer matching accounts      76,787        13,413             0       341,627
                            ----------    ----------    ----------    ----------


    TOTAL EQUITY               400,585        68,867        11,128     1,935,922

TOTAL LIABILITIES
    AND EQUITY              $  400,585    $   68,867    $   11,128    $1,935,922
                            ==========    ==========    ==========    ==========

See accompanying notes.

Financial Statement and Exhibits


                                                   ADVANCED POLYMER SYSTEMS, INC.
                                                SALARY REDUCTION PROFIT SHARING PLAN

                                                  STATEMENT OF FINANCIAL CONDITION
                                                        at December 31, 1995

                              Nationwide  Nationwide              Nationwide    Nationwide
                                American        Bond    Fidelity   Twentieth      Guaranty         APS                      Total
                                Balanced     Fund of    Magellan     Century   and Savings      Common   Participant          All
                                    Fund     America        Fund      Growth          Fund       Stock         Loans        Funds
                           ------------- ----------- ----------- -------------------------------------  ------------  -----------
ASSETS:

Cash account                          $0          $0          $0          $0        $7,114          $0            $0       $7,114
Investments, at market           293,031     156,631     122,349     491,553       352,975      33,808             0    1,450,347
Participant loans                      0           0           0           0             0           0         6,531        6,531
Contributions receivable           3,458       2,570       8,911       6,582         5,583       1,254             0       28,358
                                --------    --------    --------    --------      --------     -------        ------   ----------
TOTAL ASSETS                    $296,489    $159,201    $131,260    $498,135      $365,672     $35,062        $6,531   $1,492,350
                                ========    ========    ========    ========      ========     =======        ======   ==========


LIABILITIES:

Distributions payable                 $0          $0          $0          $0            $0          $0            $0           $0
                                --------    --------    --------    --------      --------     -------        ------   ----------

TOTAL LIABILITIES                     $0          $0          $0          $0            $0          $0            $0           $0


PLAN EQUITY:

Salary reduction accounts        250,543     135,232     104,974     420,447       301,560      28,418         6,531    1,247,705
Employer matching accounts        45,946      23,969      26,286      77,688        64,112       6,644             0      244,645
                                --------    --------    --------    --------      --------     -------        ------   ----------

TOTAL EQUITY                     296,489     159,201     131,260     498,135       365,672      35,062         6,531    1,492,350

TOTAL LIABILITIES
    AND EQUITY                  $296,489    $159,201    $131,260    $498,135      $365,672     $35,062        $6,531   $1,492,350
                                ========    ========    ========    ========      ========     =======        ======   ==========

See accompanying notes.



                                                   ADVANCED POLYMER SYSTEMS, INC.

                                                SALARY REDUCTION PROFIT SHARING PLAN

                                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                for the year ended December 31, 1996

                                   Nationwide      Nationwide                                     Nationwide
                                     American            Bond       Templeton       Fidelity       Twentieth
                                     Balanced         Fund of         Foreign       Magellan         Century
                                         Fund         America            Fund           Fund          Growth
                                  -----------     -----------     -----------    -----------     -----------
Investment income:
    Interest and dividends        $         0     $         0     $         0    $         0     $         0
                                  -----------     -----------     -----------    -----------     -----------


    Total investment income                 0               0               0              0               0
                                  -----------     -----------     -----------    -----------     -----------


Net realized and unrealized
gains on investments                   37,966           8,749               0         19,348          68,997
                                  -----------     -----------     -----------    -----------     -----------


Contributions:
    Employee                           53,948          23,696               0         88,164          77,480
    Employer                           16,724           7,582           1,832         27,347          24,837
    Rollovers                           5,058              14               0          4,936          11,964
                                  -----------     -----------     -----------    -----------     -----------



    Total contributions                75,730          31,292           1,832        120,447         114,281
                                  -----------     -----------     -----------    -----------     -----------

Withdrawals, transfers and
    distributions:
    Member accounts
      withdrawn &
      distributed                     (14,487)        (10,488)              0        (23,534)        (56,696)
    Member accounts
      transferred-in (out)              1,820          (4,107)              0           (860)         (1,238)
                                  -----------     -----------     -----------    -----------     -----------


Net withdrawals, transfers and
    distributions                     (12,667)        (14,595)              0        (24,394)        (57,934)
                                  -----------     -----------     -----------    -----------     -----------


Net increase in plan equity
                                      101,029          25,446           1,832        115,401         125,344

Plan equity:
    Beginning of the year             296,489         159,201               0        131,260         498,135
                                  -----------     -----------     -----------    -----------     -----------

    End of the year               $   397,518     $   184,647     $     1,832    $   246,661     $   623,479
                                  ===========     ===========     ===========    ===========     ===========



                                      Warburg      Nationwide
                                       Pincus        Guaranty            APS                           Total
                                     Emerging     and Savings          Common    Participant             All
                                       Growth            Fund           Stock          Loans           Funds
                                  -----------     -----------     -----------    -----------     -----------
Investment income:
 Interest and dividends          $         0     $    19,981     $         0     $       781     $    20,762
                                 -----------     -----------     -----------     -----------     -----------
    Total investment income                0          19,981               0             781          20,762
                                 -----------     -----------     -----------     -----------     -----------

Net realized and unrealized
gains on investments                       0               0          13,150               0         148,210
                                 -----------     -----------     -----------     -----------     -----------
Contributions:
    Employee                               0          61,207          16,439               0         320,934
    Employer                           1,205          20,393           5,511               0         105,431
    Rollovers                              0           2,873               0               0          24,845
                                 -----------     -----------     -----------     -----------     -----------
     Total contributions               1,205          84,473          21,950               0         451,210
                                 -----------     -----------     -----------     -----------     -----------

Withdrawals, transfers and
    distributions:
    Member accounts
      withdrawn &
      distributions                        0         (66,590)         (4,815)              0        (176,610)
    Member accounts
      transferred-in (out)                 0          (2,951)          3,520           3,816               0
                                 -----------     -----------     -----------     -----------     -----------
Net withdrawals, transfers and
 distributions                             0         (69,541)         (1,295)          3,816        (176,610)
                                 -----------     -----------     -----------     -----------     -----------
Net increase in plan equity            1,205          34,913          33,805           4,597         443,572

Plan equity:
    Beginning of the year                  0         365,672          35,062           6,531       1,492,350
                                 -----------     -----------     -----------     -----------     -----------

    End of the year              $     1,205     $   400,585     $    68,867     $    11,128     $ 1,935,922
                                 ===========     ===========     ===========     ===========     ===========

See accompanying notes


                                                   ADVANCED POLYMER SYSTEMS, INC.
                                                SALARY REDUCTION PROFIT SHARING PLAN

                                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                for the year ended December 31, 1995


                              Nationwide  Nationwide              Nationwide    Nationwide
                                American        Bond    Fidelity   Twentieth      Guaranty         APS                      Total
                                Balanced     Fund of    Magellan     Century   and Savings      Common   Participant          All
                                    Fund     America        Fund      Growth          Fund       Stock         Loans        Funds
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

Investment income:
    Interest and dividends            $0          $0          $0          $0       $18,162          $0          $753      $18,915
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

    Total investment income            0           0           0           0        18,162           0           753       18,915
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

Net realized and unrealized
gains on investments              46,387      21,690      26,872      71,238             0       5,247             0      171,434
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

Contributions:
    Employee                      43,172      19,728      57,220      61,994        66,221      11,399             0      259,734
    Employer                      12,777       7,237      20,869      21,815        22,760       4,036             0       89,494
    Rollovers                      3,458       3,270       2,417      18,285        16,689           0             0       44,119
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

    Total contributions           59,407      30,235      80,506     102,094       105,670      15,435             0      393,347
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

Withdrawals, transfers and
    distributions:
    Member accounts
      withdrawn & distributed    (12,848)    (20,558)     (7,413)    (57,690)      (22,723)     (2,885)            0     (124,117)
    Member accounts
      transferred-in (out)         8,919      (9,411)      7,923     (18,312)       20,840      (5,629)       (4,330)           0
                              ----------   ---------  ----------  ----------    ----------  ----------  ------------   ----------

Net withdrawals, transfers and
    distributions                 (3,929)    (29,969)        510     (76,002)       (1,883)     (8,514)       (4,330)    (124,117)
                              ----------   ---------  ----------  ----------    ----------  ----------   -----------   ----------

Net increase (decrease) in plan
    equity                       101,865      21,956     107,888      97,330       121,949      12,168        (3,577)     459,579

Plan equity:
    Beginning of the year        194,624     137,245      23,372     400,805       243,723      22,894        10,108    1,032,771
                              ----------    --------   ---------    --------    ----------  ----------   -----------  -----------

    End of the year             $296,489    $159,201    $131,260    $498,135      $365,672     $35,062        $6,531   $1,492,350
                               =========    ========   =========    ========    ==========   =========   ===========  ===========

See accompanying notes.


                                                   ADVANCED POLYMER SYSTEMS, INC.
                                                SALARY REDUCTION PROFIT SHARING PLAN

                                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                for the year ended December 31, 1994


                                  Nationwide    Nationwide                 Nationwide    Nationwide
                                    American          Bond      Fidelity    Twentieth      Guaranty
                                    Balanced       Fund of      Magellan      Century   and Savings
                                        Fund       America          Fund       Growth          Fund
                                 -----------   -----------   -----------  -----------   -----------
Investment income:
    Interest and dividends       $         0   $         0   $         0  $         0   $    11,201
                                 -----------   -----------   -----------  -----------   -----------

    Total investment income                0             0             0            0        11,201
                                 -----------   -----------   -----------  -----------   -----------

Net realized and unrealized
gains (losses) on investments         (3,954)       (8,797)          449       (8,297)            0
                                 -----------   -----------   -----------  -----------   -----------


Contributions:
    Employee                          47,870        22,930         7,831       81,238        54,366
    Employer                          11,858         6,741         1,396       20,285        12,505
    Rollovers                              0             0             0            0             0
                                 -----------   -----------   -----------  -----------   -----------

    Total contributions               59,728        29,671         9,227      101,523        66,871
                                 -----------   -----------   -----------  -----------   -----------

Withdrawals, transfers and
    distributions:
    Member accounts
      withdrawn                     (133,785)      (31,598)            0     (217,652)      (92,441)
    Distributions                          0             0             0            0        (2,005)
    Member accounts
      transferred-in (out)           (27,892)       18,819        13,696      (43,724)       45,804
                                 -----------   -----------   -----------  -----------   -----------

Net withdrawals, transfers and
    distributions                   (161,677)      (12,779)       13,696     (261,376)      (48,642)
                                 -----------   -----------   -----------  -----------   -----------

Net increase (decrease) in plan
    equity                          (105,903)        8,095        23,372     (168,150)       29,430

Plan equity:
    Beginning of the year            300,527       129,150             0      568,955       214,293
                                 -----------   -----------   -----------  -----------   -----------

    End of the year              $   194,624   $   137,245   $    23,372  $   400,805   $   243,723
                                 ===========   ===========   ===========  ===========   ===========





                                           APS                       Total
                                        Common   Participant           All
                                         Stock         Loans         Funds
                                   -----------   -----------   -----------

Investment income:
    Interest and dividends         $         0   $       966   $    12,167
                                   -----------   -----------   -----------

    Total investment income                  0           966        12,167
                                   -----------   -----------   -----------

Net realized and unrealized
gains (losses) on investments           (3,460)            0       (24,059)
                                   -----------   -----------   -----------


Contributions:
    Employee                             9,375             0       223,610
    Employer                             2,381             0        55,166
    Rollovers                                0             0             0
                                   -----------   -----------   -----------

    Total contributions                 11,756             0       278,776
                                   -----------   -----------   -----------

Withdrawals, transfers and
    distributions:
    Member accounts
      withdrawn                        (21,528)            0      (497,004)
    Distributions                            0             0        (2,005)
    Member accounts
      transferred-in (out)              (3,149)       (3,554)            0
                                   -----------   -----------   -----------

Net withdrawals, transfers and
    distributions                      (24,677)       (3,554)     (499,009)
                                   -----------   -----------   -----------

Net increase (decrease) in plan
    equity                             (16,381)       (2,588)     (232,125)

Plan equity:
    Beginning of the year               39,275        12,696     1,264,896
                                   -----------   -----------   -----------

    End of the year                $    22,894   $    10,108   $ 1,032,771
                                   ===========   ===========   ===========

See accompanying notes.

                         ADVANCED POLYMER SYSTEMS, INC.

                      SALARY REDUCTION PROFIT SHARING PLAN
                          Notes to Financial Statements
                        December 31, 1996, 1995 and 1994


1.  DESCRIPTION OF THE PLAN

          The following description of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan (the "401(k) Plan" or the "Plan") provides only general information. Members should refer to the 401(k) Plan document for more complete information.

          (a) General

          The 401(k) Plan is a defined contribution plan covering active employees of Advanced Polymer Systems, Inc. ("APS" or the "Company") and its subsidiaries. Any employee who is at least 21 years old is eligible to become a voluntary member of the 401(k) Plan immediately upon employment.

          The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          (b) Contributions - Employee

          Eligible domestic employees may contribute up to 15% of their total compensation for each calendar year, limited to $9,500 in 1996, and $9,240 in 1995 and 1994 (the "Employee Contribution").

          (c) Contributions - Employer

          For the 1994 Plan year, the Company made matching contributions equal to 50% of each member's Employee Contribution during the Plan year up to a maximum amount equal to the lesser of 1.5% of each member's annual compensation, or $1,000 per calendar year (the "Employer Matching Contribution"). The Company may also contribute additional discretionary amounts as it may determine (the "Employer Discretionary Contribution"). No Employer Discretionary Contributions have been made to the Plan since its inception. Beginning with the 1995 Plan year, the Plan document was amended to change the maximum Employer Matching Contribution to 3% of the participants' annual gross compensation, limited to $4,500.

          (d) Members' Accounts

          The Company maintains separate Employee Contribution accounts, Employer Matching Contribution accounts and Employer Discretionary Contribution accounts for each member. Contributions are credited to the member accounts each bi-weekly payroll period.

          In 1994, the plan trustees added the Fidelity Magellan Fund to the investment options offered to the participants. In 1996, the plan trustees added the Warburg Pincus Emerging Growth Fund and the Templeton Foreign Fund to the investment options offered to the participants. Each member may elect from the following investment options for his/her Employee Contribution accounts:

          Company Common Stock:

The Common Stock of APS will be purchased by the 401(k) Plan's investment manager for the member in a market transaction at the then current market price as quoted on the NASDAQ National Market System. Each member may elect to invest up to 10% of his/her Employee Contributions and Employer Matching Contributions in this option.

          Warburg Pincus Emerging Growth:

A mutual fund seeking capital appreciation by investing primarily in common stock of small and medium size companies that show positive earnings and prospects of achieving significant gains in a relatively short time period.

          Templeton Foreign:

A mutual fund seeking capital growth by investing in stock and debt securities of companies and governments outside of the United States.

          Fidelity Magellan Fund:

A mutual fund seeking capital growth by investing primarily in common stocks and securities convertible into common stock of domestic and foreign multinational issuers of all sizes.

          Nationwide Twentieth Century Growth:

A mutual fund seeking capital growth by investing primarily in common stocks that are considered by fund management to have better-than-average prospects for appreciation.

          Nationwide American Balanced Fund:

A mutual fund seeking conversion of capital, current income and long-term growth of both capital and income through investments in stocks, bonds and other fixed-income securities.

          Nationwide Bond Fund of America:

A mutual fund seeking to provide shareholders as high a level of current income as is consistent with the preservation of capital by investing primarily in bonds such as marketable corporate debt securities, U.S. Government securities, mortgage related securities and cash or money market instruments.

          Nationwide Guaranty and Savings Fund:

Money market funds invested in short-term securities with a guaranteed rate of 5.85% in 1996, 6.1% in 1995 and 5.6% in 1994.

          Members may change their investment options at specified dates during the Plan year as set forth in the 401(k) Plan document. Income from the selected investments of 401(k) Plan assets is allocated quarterly in the proportion that each member's investment option balance bears to the cumulative balance of each investment option.

          (e) Vesting

          The 401(k) Plan provides that the allocated contribution and income of both the Employee Contribution account and the Employer Matching Contribution account are immediately and fully vested. Employer Discretionary Contributions become vested over a period of 6 years in accordance with the following schedule:

                       Years of Service                        Vested Percentage
                       ----------------                        -----------------
                       Less than 1                                    0%
                       1                                             10%
                       2                                             20%
                       3                                             40%
                       4                                             60%
                       5                                             80%
                       6 or more                                    100%


          (f) Withdrawal of Member Accounts

          The full amounts in a member's accounts, other than the amounts constituting Employer Discretionary Contributions, will be distributed upon retirement (at 62 years of age or if later, the employee's fifth anniversary of employment with the Company), death, or permanent disability of the member.

          If a member's employment with the Company terminates prior to normal retirement (as defined above) for any reason other than death or disability, the participant will be entitled to a distribution equal to the vested portion of his/her accounts.

          Members should refer to the 401(k) Plan document for a more complete description of procedures and calculations for the withdrawal of accounts.

          (g) Trustees

          The 401(k) Plan is administered by the Company. A Trustee is responsible for investing the assets of the Plan which are held in Trust. The current trustee is Michael O'Connell, Chief Financial Officer of Advanced Polymer Systems, Inc.

          The Trustee has retained CMG Consulting, Inc. ("CMG") to provide recordkeeping services to the 401(k) Plan. CMG also invests Plan assets in the various mutual funds offered by Nationwide Life Insurance.

          Members of the Board of Directors and employees of the Company serving as Trustees receive no additional compensation for services in connection with the administration of the 401(k) Plan.

          (h) Participant Loans

          Participants are allowed to borrow from the Plan assets. The Plan will allow a participant to borrow up to the lesser of 50% of his/her vested Plan balance or $50,000. The loan, secured by the vested Plan balance of the participant, is repayable in installments over a period up to 5 years at the prime rate plus 2%. The term of the loan can be extended for more than 5 years if the loan is used to purchase the principal dwelling of the participant.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a) Investment Valuation

          The value of investments is based upon quoted market values on the last business day of the year.

          (b) Security Transactions and Investment Income

          Securities transactions are recorded on a trade date basis. The difference between cost and market value of investments at the beginning and end of the period is reported as unrealized appreciation or depreciation in the market value of investments using the average cost method.

          (c) Expenses of the 401(k) Plan

          Reasonable fees and expenses incurred in the establishment and administration of the 401(k) Plan, and reasonable compensation of attorneys, accountants, investment managers, actuaries, consultants or expenses of the Trustees or any agent of the Trustees if not employed by the Company will be paid out of the assets of the 401(k) Plan, except to the extent that the Company pays such expenses directly. For the three-year period ended December 31, 1996, all such expenses were paid by the Company.

          (d) Forfeited Funds

          If a Participant terminates employment with APS prior to completing six years of service, the unvested portion of such member's Employer Discretionary Contribution account will be forfeited and allocated among the remaining participants in the 401(k) Plan.


          (e) Basis of Accounting

          The financial statements are prepared on the accrual basis of accounting.


          (f)  Use of Estimates


          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.


3. INVESTMENTS

          Investments of the 401(k) Plan at market value as of December 31 are summarized as follows:

                                        1996                      1995
                                        ----                      ----

Nationwide American Balanced Fund     $393,452                  $293,031
Nationwide Bond Fund of America        182,926                   156,631
Fidelity Magellan Fund                 241,543                   122,349
Nationwide Twentieth Century Growth    617,549                   491,553
Nationwide Guaranty and Savings Fund   390,911                   352,975
APS Common Stock                        67,489                    33,808

          Investment option elections of the members of the 401(k) Plan at December 31 are summarized as follows:

                                                   Number of Participants
                                                  1996                1995
                                                  ----                ----
Nationwide American Balanced Fund                   46                  40
Nationwide Bond Fund of America                     28                  29
Fidelity Magellan Fund                              44                  33
Nationwide Twentieth Century Growth                 53                  49
Nationwide Guaranty and Savings Fund                43                  43
APS Common Stock                                    48                  39


4. INCOME TAXES

          APS received a favorable determination from the Internal Revenue Service ("IRS") stating that the 401(k) Plan is qualified under Section 401 of the Internal Revenue Code ("Code") as amended, and is exempt from federal income taxation under Section 501 of the Code. Accordingly, the financial statements do not contain a provision for income taxes. The continued qualification is dependent on the Plan's future operation.

          Members do not become subject to income taxes as a result of participation in the 401(k) Plan until assets in the members' accounts are distributed. Under certain circumstances, a distribution from the 401(k) Plan is subject to income tax as ordinary income.


5. PLAN TERMINATION

          Although it has not expressed any intent to do so, APS has the right to terminate the 401(k) Plan at any time. In the event of termination, all accounts will become fully vested, and all net assets will be allocated and distributed to the members based on their respective account balances.

6. SCHEDULE OF MARKETABLE SECURITIES

          Marketable Securities of the 401(k) Plan at December 31, 1996 and 1995, inclusive of contributions receivable, consisted of the following:

                                                                          Market
 Units                 Description                  Cost                  Value
------                 -----------               --------                 ------

1996
----
 181,182  Nationwide American Balanced Fund      $274,841              $397,518
  85,433  Nationwide Bond Fund of America         140,188               184,647
   1,346  Templeton Foreign Fund                    1,832                 1,832
 123,698  Fidelity Magellan Fund                  199,992               246,661
 145,470  Nationwide Twentieth Century Growth     435,146               623,479
 349,325  Nationwide Guaranty and Savings Fund    332,773               400,585
   1,033  Warburg Pincus Emerging Growth            1,205                 1,205
   9,032  APS Common Stock                         52,524                68,867
                                               ----------           -----------
                                               $1,438,501            $1,924,794

1995
----
 153,015  Nationwide American Balanced Fund      $211,711              $296,489
  78,610  Nationwide Bond Fund of America         123,491               159,201
  73,602  Fidelity Magellan Fund                  103,939               131,260
 133,760  Nationwide Twentieth Century Growth     378,666               498,135
 337,790  Nationwide Guaranty and Savings Fund    317,841               365,672
   6,375  APS Common Stock                         31,869                35,062
                                               ----------           -----------
                                               $1,167,517            $1,485,819

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders of Advanced Polymer Systems, Inc. and the Trustees and Participants in the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan:

          We have audited the accompanying statements of financial condition of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1996 and 1995, and the related statements of income and changes in Plan equity for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan as of December 31, 1996 and 1995, and the results of its operations and its changes in Plan equity for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                           KPMG Peat Marwick LLP


San Francisco, California
March 5, 1997

Exhibits.

          23 Consent of Independent Certified Public Accountants


SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         Advanced Polymer Systems, Inc.
                      Salary Reduction Profit Sharing Plan
                      ------------------------------------






Date:     March 26, 1997                            /s/ Michael O'Connell
          ----------------                          -------------------------
                                                    Michael O'Connell
                                                    Trustee

                                  EXHIBIT INDEX


                             Form 11-K Annual Report


                         ADVANCED POLYMER SYSTEMS, INC.
                      SALARY REDUCTION PROFIT SHARING PLAN

23 Consent of Independent Public Accountants